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Pan American Silver Announces Appointment of Kathleen Sendall to the Board of Directors

Vancouver, B.C. - Dec. 16, 2020 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) (“Pan American”) announced today the appointment of Kathleen Sendall to its Board of Directors. Ms. Sendall has more than 30 years of experience in the energy sector, and has served on numerous public company and not-for-profit boards. She is currently a director of Enmax Corporation, an electricity utility owned by the City of Calgary, and a member of the Member Council for Sustainable Development Technology Canada, an independent federal foundation that helps Canadian companies develop and deploy clean energy technology solutions.
"Kathy's leadership in responsible resource development will be an outstanding asset as Pan American advances its strategic priorities," said Ross Beaty, Chair of the Board. "On behalf of my fellow board members and our management team, I am very pleased to welcome Kathy to our Board".
Prior to her retirement, Ms. Sendall led Petro Canada’s Natural Gas Business Unit and held other executive positions at the company responsible for exploration and production, marketing, engineering, technology, and product sales. She has served as a director of CGG, Board Chair of Emissions Reduction Alberta, Vice Chair of Alberta Innovates and as the first female Board Chair of the Canadian Association of Petroleum Producers. In addition, she was formerly the President and a director of the Canadian Academy of Engineering. Ms. Sendall holds a Bachelor of Science (Mechanical Engineering) degree from Queen’s University. Among many honours, she has received the Order of Canada and an Honorary Doctor of Laws Degree from the University of Calgary, and was named a Jarislowsky Fellow at the Haskayne School of Business. For more information, see Ms. Sendall's biography at panamericansilver.com.

About Pan American Silver
Pan American owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. As the world's second largest primary silver producer with the largest silver reserve base globally, we provide enhanced exposure to silver in addition to a diversified portfolio of gold producing assets.
Pan American has a 26-year history of operating in Latin America, earning an industry-leading reputation for corporate social responsibility, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol “PAAS”.
Learn more at panamericansilver.com.

For more information, please contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP. 1